SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

 Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

 Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on November 2, 2006.

Luxottica to make key acquisition of 100 optical stores in the United States

Milan, Italy - November 2, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced an expansion of its retail operations in North America through the signing of a definitive agreement to acquire D.O.C Optics, an optical retail business with approximately 100 stores located primarily in the Midwest United States.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “Our North American retail business is today on track to deliver strong results for 2006, yet we believe that there continue to be opportunities for significant additional growth in that market. The D.O.C Optics transaction represents another key step in our long-stated strategy to maximize growth opportunities for our optical retail brands, including LensCrafters and Pearle Vision.”

D.O.C Optics stores operate in Michigan, Ohio, Missouri, Wisconsin, Florida and Illinois with a majority of its retail locations in and around the Detroit metropolitan area. D.O.C Optics is projected to post system revenues for fiscal year 2006 in excess of US$100 million.

Luxottica Group has long admired the D.O.C Optics business, founded by Dr. Donald Golden in 1946.  With the Golden family, the Group shares a commitment to quality, innovation and customer service. D.O.C Optics is deeply rooted in the community, with a brand image, customer profile and existing focus on fashion already aligned with those of the Group’s retail operations in the region. This makes the combination of D.O.C Optics and Luxottica Group’s existing retail operations an excellent fit for expanding the Group’s presence in the Midwest.

In connection with this asset transaction, Luxottica Group expects the total purchase price, net of expected tax benefits, to approximate US$90 million.  The closing of the transaction is expected to occur during the first quarter of 2007, subject to customary closing conditions and U.S. regulatory approvals.

The Group will discuss this transaction on its regularly-scheduled quarterly investor conference call scheduled for Monday, November 6 and available via webcast through the investor relations section of Luxottica Group’s website at www.luxottica.com.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications
Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations
Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: November 3, 2006	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER